EXHIBIT 12
       SOUTHERN NATURAL GAS COMPANY AND SUBSIDIARIES

             Computation of Ratios of Earnings
        from Continuing Operations to Fixed Charges
                   Total Enterprise (a)


                        Three Months Ended March 31,                       Years Ended December 31,


                                    1994      1993      1993      1992      1991       1990       1989

                                                        (In Thousands)

Earnings from Continuing Operations:
   Income (loss) before income taxes$45,777  $46,731  $127,618  $126,691  $119,326   $103,797   $152,925
   Fixed charges
    (see computation below)          12,678   20,412    59,171    49,131    46,596     49,899     51,211


Total Earnings Available for
  Fixed Charges                     $58,455  $67,143  $186,789  $175,822  $165,922   $153,696   $204,136


Fixed Charges:
   Interest expense before deducting
      interest capitalized         $12,015   $19,755  $ 56,599  $ 46,298  $ 42,957   $ 47,323   $ 49,832
   Rentals(b)                          663       657     2,572     2,833     3,639      2,576      1,379


                                   $12,678   $20,412  $ 59,171  $ 49,131  $ 46,596   $ 49,899   $ 51,211


Ratio of Earnings to Fixed Charges     4.6       3.3       3.2       3.6       3.6        3.1        4.0



________________

(a) Amounts include the Company's portion of the captions as they relate to persons accounted for by the equity method.

(b) These amounts represent 1/3 of rentals which approximate the interest factor applicable to such rentals of the Company and its subsidiaries and continuing unconsolidated affiliates.